Exhibit 99.1

BAYTEX ANNOUNCES AMENDMENTS TO BANK CREDIT FACILITIES

CALGARY, ALBERTA (March 31, 2016) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces amendments to its bank credit facilities that provide the company with increased financial flexibility.

The amendments include reducing our credit facilities to US$575 million (approximately C$750 million), granting our bank lending syndicate first priority security with respect to our assets and restructuring our financial covenants. These facilities are not borrowing base facilities and do not require annual or semi-annual reviews. There are no mandatory principal payments prior to maturity in June 2019 and the maturity date can be further extended with the consent of our bank lending syndicate. With this revised agreement, we expect to realize savings of approximately C$8 million in 2016 from lower interest expense and standby fees.

The following table summarizes the financial covenants contained in the amended credit agreement and our compliance therewith as at December 31, 2015.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at Dec. 31, 2015	March 31, 2016 to March 31, 2018	June 30, 2018 to Sept. 30, 2018	Dec. 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.43:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	6.11:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

Notes:

(1)
“Senior Secured Debt” is defined as the principal amount of our bank loan and other secured obligations under the credit facilities. At December 31, 2015, our Senior Secured Debt totaled C$269 million.

(2)
“Bank EBITDA” is calculated based on terms and conditions set out in the credit agreement which adjusts net income for interest expense, income taxes, certain non-cash items and acquisition and disposition activity. Bank EBITDA is calculated based on a trailing twelve month basis and was C$629 million for the twelve months ended December 31, 2015.

(3)
“Interest Coverage” is computed as the ratio of Bank EBITDA to interest expense on our Senior Secured Debt and long-term notes. Interest expense for the trailing twelve months ended December 31, 2015 was C$103 million.

At December 31, 2015, our Senior Secured Debt to Bank EBITDA ratio was 0.43:1.00, our Interest Coverage ratio was 6.11:1.00 and we were 32% drawn on our amended credit facilities.

In addition to our credit facilities, we have unsecured U.S. dollar long-term notes of US$956 million with no material maturities until 2021 and unsecured Canadian dollar long-term notes of C$300 million that mature in 2022. These long-term notes contain no material financial maintenance covenants.

With these amendments to our bank credit facilities, we expect to have adequate liquidity and financial flexibility to execute our business plan. In addition, we are well positioned to benefit from an oil price recovery as our three core plays provide some of the strongest capital efficiencies in North America.

Baytex Energy Corp.
Press Release
March 31, 2016 Page 2 of 3

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our belief that the revised credit agreement provides us with increased financial flexibility; the amount that we will save in 2016 on interest expense and standby fees as a result of the amendments to our credit agreement; and our belief that we have adequate liquidity and financial flexibility to execute our business plan, that we are well positioned to benefit from an oil price recovery and that our three core plays provide some of the strongest capital efficiencies in North America. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of natural gas prices; further declines or an extended period of the currently low oil and natural gas prices; failure to comply with the covenants in our debt agreements; that our credit facilities may provide insufficient liquidity or will not be renewed; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with the ownership of our securities, including changes in market-based factors and the discretionary nature of dividend payments; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

Bank EBITDA is not a measurement based on GAAP in Canada. Bank EBITDA is calculated based on terms and conditions set out in the credit agreement which adjusts net income for interest expense, income taxes, certain non-cash items and acquisition and disposition activity. This measure is used to measure compliance with certain financial covenants.

Baytex Energy Corp.
Press Release
March 31, 2016 Page 3 of 3

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com